NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Jonathan H. Talcott T 202.689.2806 jon.talcott@nelsonmullins.com	101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

June 17, 2024

Via Electronic Transmission

Lauren Pierce
Jeffrey Kauten
Office of Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Trump Media & Technology Group Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 14, 2024
File No. 333-278678

Dear Lauren Pierce and Jeffrey Kauten:

On behalf of Trump Media & Technology Group Corp., a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 17, 2024, regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed with the Commission on June 14, 2024 (the “Amendment No. 2”).  For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response.  Concurrently with the transmission of this letter, we are filing Amendment No. 3 to the Company’s Registration Statement on Form S-1 with the Commission through EDGAR (the “Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff.  All page references in the responses set forth below refer to page numbers in the Amendment No. 3.

Amendment No. 2 to the Registration Statement on Form S-1 filed June 14, 2024

Risk Factors

The terms of a license agreement..., page 47

1.
We note your response to prior comment 5. Please revise the header of this risk factor to clarify that the license agreement provides sole discretion to President Donald J. Trump regarding whether he must post on Truth Social before other social media platforms, and that the Company lacks any meaningful remedy if it disagrees. Please also revise the body of your risk factor to provide, as an example, the June 2024 video posts to a Company competitor platform.

Response:

The Company acknowledges the Staff’s comment and has updated its disclosure on pages 11 and 47 to Amendment No. 3.

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If you have any questions regarding this submission, please contact Jonathan Talcott at (202) 689-2806.

Thank you for your time and attention.

Sincerely,

/s/ Jonathan H. Talcott
Jonathan H. Talcott
Nelson Mullins Riley & Scarborough LLP

cc:	Scott Glabe, General Counsel